UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 17, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Oramed Pharmaceuticals, Inc.

File No. 1-35813 - CF#34508

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        Oramed Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 25, 2016.

        Based on representations by Oramed Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through January 13, 2026
Exhibit 10.32	through January 13, 2026
Exhibit 10.33	through June 3, 2020
Exhibit 10.34	through January 13, 2026

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary